Weil, Gotshal & Manges LLP 201 REDWOOD SHORES PARKWAY REDWOOD SHORES, CA 94065	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE SHANGHAI SINGAPORE WARSAW WASHINGTON, D.C.

November 30, 2004

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Abby Adams, Esq.

Re:	Getty Images, Inc. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-120122

Dear Ms. Adams:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced registration statement on Form S-4 (the “Form S-4”) of Getty Images, Inc. (the “Company”) in the letter dated November 24, 2004 (the “Comment Letter”) addressed to the undersigned.

On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Form S-4 (the “Amendment”) that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page numbers contained in the Amendment.

Form S-4

Material Differences Between the Outstanding Debentures and the New Debentures

1.	Revise your disclosures to describe, in plain English, the following:

•	Describe the contingent conversion provisions of the Outstanding Debentures so that it’s clearer how EITF issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

The requested revision has been made to the section entitled “Summary – Material Differences Between the Outstanding Debentures and the New Debentures – Accounting Treatment” on page 8.

•	Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

The requested revisions have been made to the section entitled “Summary – Material Differences Between the Outstanding Debentures and the New Debentures – Accounting Treatment” on page 8 and the section entitled “The Exchange Offer – Accounting Treatment” on page 35.

2.	Revise the summary of material differences of the debentures to summarize the material risks of the new debentures where those risks differ from the risks of the outstanding debentures. In this regard, we note that your disclosures beginning on page 20 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.

The requested revisions have been made. We have added a general description of the different risks associated with the outstanding debentures and the new debentures to the section entitled “Summary – Material Differences Between the Outstanding Debentures and the New Debentures” on page 9. Also, because most of the risks associated with the outstanding debentures and the new debentures are the same, we have revised the section entitled “Risk Factors – Risks Associated with the Debentures” on page 21 so that it now applies to both the outstanding debentures and the new debentures. Finally, we have revised the section entitled “Risk Factors – Risks Relating to the New Debentures and the Exchange Offer” on page 23 so that it now addresses the risks specifically related to the new debentures in a separate section.

In addition, describe the effect on the Company’s liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

The requested revisions have been made to the section entitled “Summary – The New Debentures – Settlement of Conversion Obligation” on page 12.

Selected Financial Information

3.	Revise to include earnings per share data for each period presented.

The requested revision has been made to the section entitled “Selected Financial Information” on page 28.

Accounting for the Exchange

4.	Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

We confirm that we applied the guidance in EITF Issue No. 96-19 with respect to our accounting treatment for the exchange offer. The exchange of the outstanding debentures for the new debentures is a modification of the outstanding debentures rather than an extinguishment and new issuance, as the present value of the cash flows under the terms of the new debentures is less than 1 percent different from the present value of the remaining cash flows under the terms of the outstanding debentures, as calculated through both the first put date of June 9, 2008 and the maturity date of June 9, 2023. Thus, the outstanding debentures and the new debentures are not considered substantially different. The only change in terms impacting the cash flows of the debentures is the payment of $331,250 in cash consideration to induce the exchange. A new effective interest rate for the debentures will be established through the deferral of the $331,250 in cash consideration and the amortization of this amount to interest expense through the first put date of June 9, 2008. Costs incurred with third parties directly related to the exchange offer have been, and will continue to be, expensed as they are incurred.

Exhibit 5.1 — Legal Opinion

5.	We note your response to comment 17. It appears that you should file a revised opinion of counsel prior to effectiveness.

Based on our telephone conversation on November 30, 2004, we will not file a revised Exhibit 5.1 opinion prior to the effectiveness of the Form S-4.

Exhibit 8.1 — Tax Opinion

6.	We note your response to prior comment 19 and reissue the comment. To the extent that you intend the document provided as Exhibit 8.1 to be a short form opinion, Exhibit 8.1 should be revised to state that the discussion in the tax section is counsel’s opinion. The tax section should be revised to state that the disclosure in that section is the opinion of counsel. Counsel’s opinion regarding the description of the tax consequences does not meet these requirements.

The requested revisions have been made to Exhibit 8.1 and the section entitled “Material United State Federal Income Tax Consequences” beginning on page 66.

* * * *

Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020 or my colleague Kyle Krpata at (650) 802-3093.

Best Regards,

/s/    CRAIG W. ADAS

Craig W. Adas, Esq.